

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 0012)





2004/2005 Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$10,854 million with the early adoption of the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21, representing an increase of 76% over the corresponding restated profit figure in respect of the financial year ended 30th June, 2004. The turnover of your Group decreased by 13% from that of the previous financial year and amounted to HK$5,833 million. If the effects arising from revaluation of investment properties were not to be taken into account, the consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$4,375 million, representing an increase of 43% over the corresponding figure in respect of the previous financial year.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.60 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005. The total distribution per share of HK$1.00 for the full year, including the interim dividend of HK$0.40 per share already paid, represents an increase of 11% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 7th December, 2005.

BUSINESS REVIEW

Property Market

During the financial year under review, sustained buoyancy in the economic conditions of Hong Kong that is conducive to commercial investment had given rise to the expansion of business by both domestic and foreign enterprises as well as significant growth in investment activities. The Hong Kong property market was generally active and marked increase in local property prices had been recorded as compared to the sale prices of last year. This situation is particularly notable in the high-end residential property sector as the sales price per square

foot of luxurious residential properties in a number of projects reached their highest level since last recorded in 1997. During the financial year under review, the Group recorded total sale of around 3,300 property units from which approximately HK$6,810 million was generated from sales revenues attributable to the Group. These projects mainly include the Grand Promenade, Royal Peninsula, Splendid Place, King's Park Hill and Phase 2 of the Metro Harbour View.

Development Projects Completed

The following development projects were completed during this financial year:

				Group's Interest	
Location	**Site Area (sq.ft.)**	**Gross Floor Area (sq.ft.)**	**Land-Use Purpose**	**(%)**	**Gross Floor Area (sq.ft.)**
Hong Kong					
1. International Finance Centre — Hotel Complex	614,700 (Note 1)	1,100,619	Hotel/ Suite Hotel	36.59	402,716
2. Park Central — Phase 3 (Central Heights)	39,148	319,066	Commercial/ Residential	25.00	79,766
3. 8 Fuk Hang Tsuen Road, Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	836,868
4. 50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	54,487
5. 18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 1)	97,133 (Note 2)	320,262	Residential	45.00	144,118
6. 38 Tai Hong Street, Sai Wan Ho (Grand Promenade — Towers 2, 3 & 5)	131,321 (Note 3)	846,254	Residential	63.65	538,641
					2,056,596

Note 1: The site area for the whole of International Finance Centre is 614,700 sq.ft.

Note 2: The site area for the whole of Royal Green is 97,133 sq.ft.

Note 3: The site area for the whole of Grand Promenade is 131,321 sq.ft.

Projects Under Pre-Sale & Sale

Location		Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Units Unsold & Pending Sale As At Financial Year End	Approximate Gross Floor Area Of Remaining Unsold Units (sq.ft.)
Completed property units pending sale:							
1.	28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00	48	164,667
2.	1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00	48	145,849
3.	1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.28	40	94,433
4.	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	27	33,034
5.	8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00	45	52,803
6.	99 Tai Tong Road, Yuen Long (Sereno Verde & La Pradera)	380,335	1,141,407	Residential	44.00	14	12,355
7.	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	59	43,578
8.	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	58	48,216
9.	8 Fuk Lee Street (Metro Harbour View - Phases 1 & 2)	228,595	1,714,463	Residential	73.02	371	209,278
10.	3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	68	43,647
11.	38 Tai Hong Street, Sai Wan Ho (Grand Promenade)	131,321	1,410,629	Residential	63.65	575	592,823
12.	39 Taikoo Shing Road (Splendid Place)	10,405	86,023	Commercial/ Residential	75.00	15	10,180
13.	Park Central - Phase 3 (Central Heights)	39,148	319,066	Residential	25.00	223	202,932
14.	18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 1)	97,133	320,262	Residential	45.00	481	346,857
					No. of Units:	**2,072**	**2,000,652**

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Units Not Yet Offered For Sale & Units Under Construction	Approximate Gross Floor Area (sq.ft.)
Developments not yet offered for sale and projects currently under construction which may be offered for pre-sale:						
1. 108 Hollywood Road and 1-17 Bridges Street (CentreStage)	26,903	276,846	Commercial/ Residential	100.00	388	276,846
2. 18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 2)	97,133	165,405	Residential	45.00	282	165,405
3. 250 Shau Kei Wan Road (Scenic Horizon)	6,808	54,810	Commercial/ Residential	18.13	100	54,810
4. 1 High Street	7,958	63,633	Residential	100.00	95	63,633
5. San Ma Tau Street To Kwa Wan (The Grand Waterfront)	130,523	1,109,412	Residential	46.93	1,782	1,109,412
6. 8 Fuk Hang Tsuen Road Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	1,576	836,868
7. Tai Po Town Lot No. 161 sea view villas	982,194	1,164,111	Residential	90.10	535	1,164,111
8. 50 Tan Kwai Tsuen Yuen Long	54,487	54,487	Residential	100.00	119	54,487
			No. of Units:		4,877	3,725,572
			Total Saleable Units:		6,949	5,726,224

Local Land Bank

During the period under review, the Group actively increased the acquisition of agricultural land with high development potential and acquired agricultural land lots with total land area amounting to over 4.3 million sq.ft. At the same time, the Group continued to make applications for land-use conversion of its agricultural land sites and also carried on negotiations with the Government for fixing the land premium in respect of certain agricultural conversion sites, aiming to increase development sites for the Group at relatively low costs.

The Group also made full payment for land-use modification premium in respect of several development land lots which include the office development site that is situate at Wai Yip Street in Kowloon which is currently being developed into an intelligent commercial building

to be fitted and equipped according to the latest design specifications in the Kwun Tong District, providing approximately 1 million sq.ft. in attributable gross floor area. Two other sites also located in Kowloon at Prince Edward Road East and Sheung Hei Street in the San Po Kong District are also planned to be developed for office usage with approximately 340,000 sq.ft. in total attributable gross floor area. The residential property development site situate at Fanling Sheung Shui Town Lot No.189 in Ng Uk Tsuen in the New Territories, for which the attributable development floor area has now been increased to approximately 220,000 sq.ft., is currently being built into a residential development. Further, the Group acquired additional land lots adjacent to the existing project site situate at Fanling Sheung Shui Town Lot No. 229 also in Ng Uk Tsuen and the gross floor area of this residential project, which is currently under construction, will now be increased to approximately 210,000 sq.ft. in total.

Land premium payment in respect of another site of the Group situated at Wai Yip Street in Kwun Tong, Kowloon, which will provide approximately 230,000 sq.ft. in attributable gross floor area, is expected to be finalised within the next few months. This site will be developed into a hotel with 555 guest rooms. The two sites located at Hung To Road in Kwun Tong and another site situate at Tai Yau Street in San Po Kong, which will in aggregate provide 390,000 sq.ft. in attributable gross floor area, are planned for the development as modern industrial / office buildings for which payments of land premium are not required.

Further, the area where the Group's site in Wu Kai Sha is located in the Shatin District had been approved by the Town Planning Board for a Comprehensive Development Area zoning, carrying a maximum permitted plot ratio of 3 times. It will allow this site to be built to approximately 3.5 million sq.ft. in total gross floor area and the Group has already submitted an application to the Government for land-use change as well as land exchange to be granted for this development site. The Group has also submitted application to the Government for land exchange in respect of the agricultural land lots situate at Tai Tong Road, Yuen Long. It is anticipated that the developable gross floor area of this site will amount to approximately 1.51 million sq.ft. Application has also been made to the Government for land exchange in respect of the land lots located in Lam Tei, Tuen Mun which will provide approximately 57,000 sq.ft. in attributable gross floor area to the Group. Also, the Group acquired land lots in Wo Sang Wai, Yuen Long and application is currently being made for the development of this site into a low-density residential project of approximately 840,000 sq.ft. in gross floor area. The Group has also submitted applications to the Town Planning Board for land-use conversion in respect of agricultural land lots totally of approximately 1.7 million sq.ft. in land area which are located at Ma Sik Road in Fanling. Assuming that approval will be granted for a maximum permitted plot ratio of 4 times, these sites will be developed into projects amounting to approximately 6.8 million sq.ft. in total gross floor area.

During the period under review, the Group acquired a site located at 33 Lai Chi Kok Road that can be developed into a commercial-cum-residential project with a total gross floor area of 84,000 sq.ft. Also, the Group acquired a residential site situate at 590-596 Canton Road, Kowloon and this site will be combined with an existing site of the Group to be developed into a project of approximately 34,000 sq.ft. in total gross floor area. Further, four floors of an office building located at 9 Queen's Road, Central with a total gross floor area of approximately 55,000 sq.ft. were acquired by the Group.

As at the end of the financial year under review, the total local land bank attributable to the Group amounted to approximately 17.5 million sq.ft. in gross floor area. In addition, the Group possesses the largest agricultural land holdings amongst all property developers in Hong Kong and owns agricultural land lots of approximately 26.8 million sq.ft. in terms of total land area. It is anticipated that, over the next few years, agricultural land lots of the Group which will be converted into development sites will, on average, amount to around 3 million sq.ft. in gross floor area each year.

During the period under review, the Group also entered into an agreement to jointly develop a waterfront site of approximately 1.45 million sq.ft. in land area in Macau and application has been made for conversion of the land usage of this site. Whilst the total development footage of this project is yet to be determined, it is anticipated that approval for land-use conversion of this site will be forthcoming in the next financial year.

West Kowloon Cultural District Project

Under the name of World City Culture Park Limited, the Group had in the middle of 2004, on its own as a proponent, submitted a proposal to the Hong Kong Government for development of the West Kowloon Cultural District project. Public consultation on this project conducted by the Government was completed in the middle of this year. The mode to be adopted for development of this project is currently under review by the Government. The proposal submitted by the Group carries the lowest plot ratio amongst the proposals submitted by the three proponents and a total development gross floor area of approximately 10.8 million sq.ft. was proposed by the Group.

Property Rental

In the financial year under review, total gross rental income of the Group amounted to approximately HK$2,299 million which represented stable improvement as compared with the corresponding period of the previous financial year. This amount represented approximately 39% of the total revenue of the Group. With sustained recovery of the local economy, marked improvement in consumer spending and increasing tourist arrival from Mainland China, these led to the expansion of certain local retail trades including cosmetics, audio-visual products and jewelry which in turn boosted the demand for retail shop spaces. The large-scale retail shopping properties of the Group are mostly situate in locations within reach of the comprehensive mass transportation network and these investment properties recorded satisfactory increment in rental due to increased sales generating from the large inflow of shoppers coming from other districts. In addition, the quality office buildings of the Group also enjoyed double-digit percentage increase in rental. The average occupancy rate of the core investment properties of the Group was maintained at a high level of 96%. Both the shopping mall and office towers of International Finance Centre, which is now well-established as a prime landmark in Hong Kong, has almost been completely leased out. Further, double-digit percentage growth in sales volume were also recorded for most of the shop tenants of IFC for the period under review and this brought about additional income to the Group by way of a higher level of turnover rent. Furthermore, the Four Seasons Hotel which comprises 399 hotel guest rooms and 519 hotel suites commenced operations in early September and this will result in further increase in recurrent income contribution to the

Group. As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to approximately 8 million sq.ft. In addition, the Group also owns rental car-parking spaces which in aggregate amounted to around 2.5 million sq.ft. in attributable gross floor area.

Construction and Property Management

The construction arms of the Group, namely E Man, Heng Tat, Heng Shung and Heng Lai firmly believe that their people are the most valuable asset to these companies, with their passion to evolve, progress and excel in the passage of time. Vast amount of resources are being deployed for continuous staff training and upgrades of its construction technology and project management system. In addition, the companies have worked to raise awareness of environmental protection and occupational safety and to pursue the highest standards in each and every project in enhancing productivity and containing construction cost.

For three consecutive years, these companies had won the Considerate Contractor Site Award organized by the Works Bureau and the prestigious Quality Building Award organized by the eight professional bodies of the industry in respect of the recently completed IFC2 development.

Hang Yick and Well Born are wholly-owned subsidiaries of the Group which aim to provide quality property management services for residential estates, offices, industrial buildings, shops as well as car parks developed by the Group. Management services are also extended to other private properties and public housing sectors. The two companies have been accredited with ISO9001, ISO14001, OHSAS18001 and are currently adopting the Integrated Management System (IMS) in order to lift up quality, efficiency and effectiveness. In particular, all properties under the management of Well Born are accredited with Q-Mark Certificate.

Hang Yick and Well Born act proactively to team up staff members through on-the-job training, volunteer services, environmental protection trainings, safety and health activities to enhance staff quality, management service and sense of social responsibility to the needy groups in the society. As a result, 144 awards were granted to the management team of the Group. The public organizations this year and these awards include Employers Gold Star Award (Platinum Award); Caring Employers Honourable Award; Highest Member of Service Hour Award (Gold Award for Volunteer Service 2003); Caring Company Logo; and Outstanding Partnership Project Award. Well Born was granted the Good People Management Award for two consecutive years and Customer Relationship Excellence Award (Asia Pacific) for three consecutive years. Following the successful launch of Year of Team Spirit in 2004, the annual theme of year 2005 is entitled the Year of Integrity so as to propagate the corporate value of the Group.

Henderson Club

In August 2004, Henderson Club was launched by the Group to enhance communication between the Group and its customers. Alongside with the establishment of the Henderson Club, the Henderson Club Credit Card was launched in the form of Visa credit card co-branded with The Bank of East Asia, Limited, offering privileges and bonus points to the

members of the Henderson Club. Following a series of promotional programmes on membership application put in place by the Group, these initiatives were met with good market response, with membership numbers continuing to show an increase. In addition, Henderson Club will review its offerings on a regular basis with a view to delivering more offerings and activities to its members for allowing the development of closer relationship with its members, thereby offering better services to the various customers of the Group.

Henderson Investment Limited ("Henderson Investment")

As at the end of the financial year, the Group held a 73.48% interest in this listed subsidiary. In the financial year ended 30th June, 2005, profit of this group amounted to HK$3,505 million, showing an increase of 65% as compared with that recorded in the previous financial year. Profit of this group was mainly generated from steady rental income and profit contributions from the three listed associates during the financial year under review. Newton Hotel Hong Kong and Newton Hotel Kowloon recorded an average occupancy rate of 80% during the period under review. Alongside with the recovery in the local retailing sector that was initiated by the "Individual Visit Scheme", turnover of Citistore continued to increase during the period under review.

China Investment Group Limited, a 64%-owned subsidiary of Henderson Investment that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to this group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$152 million in profit contribution to this group during the financial year under review.

Megastrength Security Services Company Limited is wholly-owned by this group and provides professional security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional security services both to Group and non-Group customers. Satisfactory operational performance as well as good business reputation are enjoyed by this subsidiary of this group.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

37.15%-owned by Henderson Investment: Hong Kong and China Gas reported a profit of approximately HK$3,125 million for the six months ended 30th June, 2005, representing a significant increase of 57% as compared to the restated profit recorded in the corresponding period in the previous financial year. Compared with the same period last year, total gas sales volume in Hong Kong rose by 0.6% during the period under review and the number of customers increased by 35,762, reaching 1,574,513 as at 30th June, 2005.

This group's business developments in Mainland China are making good progress. Taking the development of natural gas as a long-term strategic priority, this group continues to expand its city piped gas and other energy-related businesses. Since the fourth quarter of

2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to this group's development of gas projects in Mainland China. This group now has city piped gas joint venture projects in 30 Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Following the successful conclusion of a midstream natural gas project in Anhui Province, this group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. This group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas conversion by this group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. This group has also diversified its strategy to now include water supply and drainage in Mainland China to capture synergies between these sectors and its gas joint ventures. So far this year, this group has successfully concluded water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province. These undertakings represent a further significant milestone in this group's development. This group will continue to explore water projects in other Mainland cities. This group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

During the first half of 2005, this group's liquefied petroleum gas ("LPG") filling station business, which is run by its wholly-owned subsidiary company, ECO Energy Company Limited, continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG. On the property development front, this group has a 15 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are almost fully let. The project's hotel complex, managed by Four Seasons Hotels and Resorts, commenced operation in early September 2005. This group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. The project provides 2,020 units, with a total floor area of approximately 1.41 million sq.ft. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units. Total residential floor area together with the commercial area will exceed 1.11 million sq.ft.. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by Henderson Investment: The unaudited consolidated net profit after taxation of this company for the six months ended 30th June, 2005 amounted to HK$189.9 million, representing an increase of 6.9% over that recorded in the same period last year. This group's profit for the period was mainly derived from the sale of residential units of Metro Harbour View at Tai Kok Tsui, Kowloon. About 285 residential units of this project were sold

during the period under review, bring the number of unsold down to approximately 400, whereas the leasing of the commercial arcade is making good progress. The site at 222 Tai Kok Tsui Road will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. The piling works of this project are in good progress. The project located at 43-51A Tong Mi Road is expected to be completed in the first half of 2006. The site situate at 6 Cho Yuen Street, Yau Tong will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. Demolition work is expected to be completed by the end of this year. During the period, the Ferry, Shipyard and Related Operations recorded an operating loss of HK$1.9 million while the Travel and Hotel Operations sustained a loss of HK$2.9 million. It is expected that the income from the property sales and rental will continue to be the primary source of revenue for this group in this financial year.

Miramar Hotel and Investment Company, Limited ("Miramar")

44.21%-owned by Henderson Investment: For the year ended 31st March, 2005, Miramar reported a profit of HK$320.7 million, representing an increase of 28% when compared to that of the previous financial year. This group's business recorded continuous growth during the year, benefiting from the economic recovery and increased numbers of Mainland tourist arrivals to Hong Kong. This group's local and Mainland hotel businesses achieved a considerable increase in their operating profits. Hotel Miramar reported a 54% increase in revenue from room sales compared with the same period last year, with the average occupancy rate reaching over 90% this year and room rates increasing by 30%. The Miramar Shopping Centre reported satisfactory growth in occupancy rates, achieving an average of 98%. The Hotel Miramar Shopping Arcade's rental remained stable while rental income and occupancy for the Miramar Tower at a steady pace in the second half of the year. During the financial year, this group recorded sales of 96 acres of residential land and 26 acres of commercial land in Placer County, California, and generated a satisfactory profit. As of this financial year end, approximately 200 acres of land remained to be sold. Sales of office units and leasing of the shopping arcade at Shang-Mira Garden in Shanghai were also satisfactory. The operating results of the restaurant business remained stable. The cruise business, air ticket and hotel packages, and commercial travel operations are satisfactory. However, losses widened in the outbound tours operation. It is anticipated that this group will continue to achieve better results in the forthcoming fiscal year.

Henderson China Holdings Limited ("Henderson China")

For the financial year ended 30th June, 2005, Henderson China recorded loss attributable to shareholders of approximately HK$103 million, mainly due to the loss of approximately HK$70 million resulting from revaluation of the investment properties in Mainland China. In respect of property development, the Group's site known as No.2 Guan Dong Dian, Chao Yang Road, Chao Yang District, located at the heart of the commercial district of Beijing city, has commenced its construction work during the period under review. The site will be developed into a sizeable mixed-use property complex that amounts to approximately 2.66 million sq.ft. in gross floor area. In Guangzhou, demolition and foundation piling work of the development site located at 210 Fangcun Avenue in Fangcun District had been completed during the period under review and construction work of the superstructure will soon commence. This project will be developed into a project comprising nine high-rise residential

towers together with ancillary shopping facilities, providing over 2.52 million sq.ft. in gross floor area. Further, additional piling work for the development site located at 130-2 Heng Feng Road, Zhabei District in Shanghai has also been completed and this site will shortly be developed as an office building with a gross floor area of 510,000 sq.ft.

On the property leasing front, the rental office space of the Henderson Centre in Beijing recorded an average occupancy rate of 70% during the financial year under review. Further, this group entered into a management contract with HOBA Home Furnishings Chains Enterprise Co. Ltd. to solicit tenants for Basement Level One and Basement Level Two of the retail shopping premises in the Henderson Centre. Upon commencement of business in the fourth quarter of this year, it is anticipated that it will bring out a brand new scene to the shopping properties at the Henderson Centre. The office tower in Skycity project in Shanghai recorded 88% in average occupancy whilst the commercial podium of this project was fully leased. In Guangzhou, the retail shopping arcade known as the Heng Bao Plaza that is situate above the Changshou Road Station of the Metro Line recorded an average occupancy rate of 39%. In the period under review, the Group has also been active in the organization of a leasing campaign in respect of Office Tower II of The Grand Gateway which is located right above the Shanghai Metro Line Station at the centre of a busy commercial city in Xuhui District, Shanghai. It is anticipated that this new office property, built to high standard with comprehensive equipment and facilities, will be much sought after by commercial tenants. Upon completion of Office Tower II of the Grand Gateway in Shanghai during the year, the Group will hold total investment properties amounting to approximately 2.67 million sq.ft. and this will further enlarge the recurrent income base of the Group.

Sustained economic growth and continuous increase in foreign direct investment in Mainland China has resulted in business expansion of foreign corporations operating in the Mainland and has also led to the establishment of regional headquarters there. Demand for high quality office building showed further increase in the Mainland during the period under review. This has attracted some overseas investment funds to actively acquire Grade A office buildings in major cities in the Mainland for long term investment purpose. From a long term perspective, properties situate in the major cities have good potential for value appreciation and this will be particularly applicable to prime cities like Beijing and Shanghai. The Group holds plentiful development land bank in major cities in the Mainland amounting to 26.8 million sq.ft. and those project sites of the Group which are planned to proceed with development have made satisfactory progress. The Group will expedite the construction work in respect of the three sites located at Beijing, Shanghai and Guangzhou with an aim to complete these projects by year 2007.

On 22nd July, 2005, the court meeting and the special general meeting of shareholders in respect of the proposed privatisation of Henderson China by the Company at a cancellation price of HK$8.00 for each scheme share were held and overwhelming votes were cast to reach the regulatory threshold level required to permit the proposed privatisation to take place. Total cancellation price amounted to HK$1,381 million.

Henderson Cyber Limited ("Henderson Cyber")

66.67%-owned by Henderson Investment: Henderson Cyber reported a turnover of approximately HK$84 million for the financial year ended 30th June, 2005 which was generated mainly from the retailing business, representing a decrease of 4% compared to that registered in the previous financial year. The loss attributable to shareholders for the financial year ended 30th June, 2005 was recorded at HK$4.1 million, compared with a loss of approximately HK$17.8 million for the previous financial year. During the period under review, the main focus of this company was to further implement its strategies in Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 451,000 by the end of June 2005. After assessing the prospects of the various business segments of Henderson Cyber, the Company, Henderson Investment, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005, the proposed privatisation of Henderson Cyber by Henderson Investment and Hong Kong and China Gas, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. If the privatisation becomes effective, Henderson Cyber will be beneficially owned by Henderson Investment as to approximately 78.69% and Hong Kong and China Gas as to approximately 21.31%.

Corporate Finance

The Group has always adhered to prudent financial management principles. During the period under review, the Group capitalized on the favourable loan market condition in mid-September 2004 to lengthen the loan maturity profile of the Group at extremely attractive medium-term borrowing interest margin by entering jointly with Henderson Investment into a HK$10 billion credit facility that consists of a 5-year tranche and also a 7-year tranche. Taking the form of a revolving credit, this sizeable financial arrangement facility will offer optimal flexibility in funding the future land replenishment programme and business expansion of the Group. This syndicated credit facility is participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has abundant amount of bilateral banking facilities which are predominantly denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

PROSPECTS

The proposed abolishment of estate duty by the Hong Kong Government will contribute to establish Hong Kong as a regional financial centre as well as an asset management hub. In addition, this proposal will also attract foreign investments as well as overseas wealthy families to come to settle in Hong Kong, thereby further vitalising the local property market and stock market and such market developments are conducive to increase in asset prices. Furthermore, there are many advantages which are possessed by Hong Kong and these include an efficient financial system as well as the system of free trade, comprehensive

infrastructure facilities, simple tax regime, well-established legal system and abundant supply of experienced professionals in the various fields of specialisation. Accompanied further by the sustained fast growth of the economy in Mainland China, Hong Kong's economy is well poised to enjoy continuous growth.

Over the past year, the economy of Hong Kong registered a marked improvement as deflationary pressure subsided and the economy embarked on a moderate inflationary path whereas unemployment rate has shown to maintain a declining trend and the interest of Hong Kong residents in investment as well as property acquisition both showed continuous increase. Further, the retailing sector performed well as a result of increasing tourists from the "Individual Visit Scheme" and local consumption also recorded continuous increase. The opening of Disneyland in Hong Kong will directly benefit the local tourism and hotel industry. Stimulated by the continuous increase in investment activities in Hong Kong and with further appreciation generally anticipated for the Renminbi as well as market expectation that the upward trend in U.S. interest rate will soon come to an end, the local property market appears destined to show sustained improvement. In particular, the Grade A office properties and the luxurious residential property sector will benefit most under such an environment.

The major residential development projects that the Group has planned to launch for pre-sale and sale this year include the CentreStage situate at Hollywood Road in Hong Kong, the luxurious development located at Tai Po Town Lot No.161, the Grand Waterfront project situate at San Ma Tau Street in To Kwa Wan, Kowloon and The Sherwood located at Fuk Hang Tsuen in Tuen Mun. These projects will provide over 5,000 quality residential units that exceed 3 million sq.ft. in total gross floor area. Adding to the completed and residential stock in hand pending sale of around 2,000 units, the total number of residential units which are available for sale amounts to approximately 7,000 units in aggregate. Recently, property pre-sale launched for the CentreStage development was met with very good market response and this has resulted in the successful sale of over 70% of the total number of units of this project over a period of just three days. In view of its very low acquisition cost, upon sale of all units of this development, it is estimated that this will bring in sales proceeds exceeding HK$2 billion in total. Further, the project located at Tai Po Town Lot No.161, which possesses good seaviews and provides more than 500 luxurious villas, will be put up for sale at the end of this year and preparation work for the sales campaign of this project is now in progress.

The Group possesses the largest agricultural land holdings amongst all property developers in Hong Kong. Further, the Group continues to actively make applications for land-use conversion and negotiate with the Government in connection with the fixing of land premium for its agricultural land sites and these include the Wu Kai Sha site with a total gross floor area of 3.5 million sq.ft. as well as several other big agricultural land lots. Also, for land bank replenishment purpose, the Group entered into an agreement for the acquisition of a site of approximately 73,000 sq.ft., being the previous Asia Cold Storage Warehouse situate at King Wah Road, North Point, Hong Kong, that can be developed into a commercial/ hotel project.

The Group embarked on capital expenditure programme to refurbish its major retail shopping properties which include the Shatin Plaza, the Trend Plaza in Tuen Mun and the Metro City Plaza in Tseung Kwan O, aiming to further enhance the investment property value and also to capture higher rental yield. As supply of high-grade office spaces is expected to remain

tight, the shopping mall and the office towers of International Finance Centre are anticipated to continue to see significant growth in rental. The six-star Four Seasons Hotel and the Four Seasons Place, which recorded satisfactory pre-bookings since commencement of operation in early September, are expected to contribute towards further broadening the recurrent income base of the Group.

After the successful privatisation of Henderson China Holdings Limited in mid-August of this year, the Group is in a position to invest substantially in Mainland China thereby expanding the income source of the Group in the long run. Together with steady profit contributions from the listed associated companies of the Group, it is anticipated that, in the absence of unforeseen circumstances and if the effects arising from revaluation of the investment properties were not to be taken into account, performance of the Group will show satisfactory growth in the coming financial year.

Finally, I would like to take this opportunity to express my deep appreciation of the leadership of the Board of Directors as well as the hard working attitude and good performance of all the staff members in the past financial year.

Lee Shau Kee
Chairman

Hong Kong, 28th September, 2005

ANNOUNCEMENT

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$10,854 million with the early adoption of the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21, representing an increase of 76% over the corresponding restated profit figure in respect of the financial year ended 30th June, 2004. The turnover of your Group decreased by 13% from that of the previous financial year and amounted to HK$5,833 million. If the effects arising from revaluation of investment properties were not to be taken into account, the consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$4,375 million, representing an increase of 43% over the corresponding figure in respect of the previous financial year.

The audited consolidated results for the year ended 30th June, 2005 are as follows:

Consolidated Profit and Loss Account

	Notes	For the year ended 30th June 2005 HK$'000	2004 restated HK$'000
Turnover	2	**5,833,261**	6,727,118
Direct costs		**(2,914,646)**	(4,123,740)
		2,918,615	2,603,378
Other revenue	3	**135,518**	79,518
Other net income	3	**6,450**	158,494
Selling and marketing expenses		**(340,051)**	(411,370)
Administrative expenses		**(626,499)**	(525,295)
Other operating (expenses) / income	4	**(330,199)**	540,094
Profit from operations		**1,763,834**	2,444,819
Increase in fair value of investment properties		**6,753,871**	3,064,202
Finance costs	6(a)	**(209,458)**	(110,846)
Non-operating income	5	**395,495**	9,040
		8,703,742	5,407,215
Share of profits less losses of associates		**3,315,331**	1,786,762
Share of profits less losses of jointly controlled entities		**2,713,341**	974,119
Profit from ordinary activities before taxation	6	**14,732,414**	8,168,096
Income tax	7	**(2,401,342)**	(1,118,884)
Profit from ordinary activities after taxation		**12,331,072**	7,049,212
Minority interests		**(1,477,551)**	(875,869)
Profit attributable to shareholders		**10,853,521**	6,173,343
Dividends attributable to the year:	8		
Interim dividend declared during the year		**725,832**	635,103
Final dividend proposed after the balance sheet date		**1,088,748**	998,019
		1,814,580	1,633,122
Earnings per share	9	**HK$5.98**	HK$3.46

Consolidated Balance Sheet

	Note	At 30th June, 2005 HK$'000	At 30th June, 2004 restated HK$'000
Non-current assets			
Fixed assets		**47,829,906**	41,106,192
Interest in associates		**15,700,924**	14,248,887
Interest in jointly controlled entities		**13,399,798**	12,019,230
Investments in securities		**417,266**	326,153
Instalments receivable	10(a)	**1,009,083**	1,347,579
Deferred expense		**—**	80,780
Long term receivable		**132,863**	131,430
Deferred tax assets		**235,618**	208,675
		78,725,458	69,468,926
Current assets			
Leasehold land		**4,809,790**	3,372,067
Properties held for / under development for sale		**8,845,927**	8,732,924
Completed properties for sale		**5,455,546**	5,584,609
Inventories		**46,783**	47,550
Investments in securities		**—**	41,096
Amounts due from customers for contract work		**63,001**	25,684
Deposits for acquisition of properties		**1,869,728**	1,266,075
Loans receivable		**31,636**	78,689
Debtors, prepayments and deposits	11	**1,336,437**	1,097,048
Instalments receivable	10(b)	**497,262**	257,880
Deferred expense		**1,825**	—
Cash held by stakeholders		**55,896**	—
Pledged bank deposits		**20,205**	20,205
Cash and cash equivalents		**4,335,458**	3,782,850
		27,369,494	24,306,677
Current liabilities			
Bank loans and overdrafts			
— Secured		**93,127**	54,242
— Unsecured		**3,004,237**	1,168,491
Unsecured other loans		**—**	26,320
Obligations under finance leases		**114**	—
Guaranteed convertible notes		**188,700**	—
Forward sales deposits received		**356**	356
Rental and other deposits		**403,274**	376,326
Creditors and accrued expenses	12	**1,727,434**	1,646,771
Amounts due to customers for contract work		**8,245**	34,333
Current taxation		**590,247**	546,106
		6,015,734	3,852,945

	At 30th June, 2005	At 30th June, 2004 restated
	HK$'000	HK$'000
Net current assets	**21,353,760**	20,453,732
Total assets less current liabilities	**100,079,218**	89,922,658
Non-current liabilities		
Bank loans		
— Secured	**135,679**	183,422
— Unsecured	**12,778,720**	3,804,376
Unsecured other loans	**—**	12,327
Obligations under finance leases	**416**	—
Guaranteed convertible notes	**—**	5,750,000
Land premium	**—**	17
Amount due to a fellow subsidiary	**1,321,124**	5,025,435
Deferred tax liabilities	**4,679,384**	3,540,224
	18,915,323	18,315,801
	81,163,895	71,606,857
Minority interests	**14,464,915**	13,122,931
	66,698,980	58,483,926
Capital and reserves		
Share capital	**3,629,160**	3,629,160
Reserves	**63,069,820**	54,854,766
	66,698,980	58,483,926

Notes on the Consolidated Profit and Loss Account and Consolidated Balance Sheet

1 CHANGES IN ACCOUNTING POLICIES

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, "HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has early adopted Hong Kong Accounting Standard 40 "Investment property" ("HKAS 40") and HK(SIC) Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" ("HK(SIC) Int 21") issued by the HKICPA in the preparation of the accounts for the year ended 30th June, 2005. In addition, the Group also adopted a new policy for amortisation and depreciation of infrastructure facilities. Details of the changes in accounting policies are set out below.

(a) Investment properties (HKAS 40, Investment property, and HK(SIC) Int 21, Income taxes — recovery of revalued non-depreciable assets)

Changes in accounting policies relating to investment properties are as follows:

(i) Timing of recognition of movements in fair value in the profit and loss account

In prior years, movements in the fair value of the Group's investment properties were recognised directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on a portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

In addition, in prior years, land which the Group held for development for investment or an undetermined future purpose was stated at cost less impairment losses.

Following the adoption of HKAS 40 as from 1st July, 2004:

- changes in the fair value of investment properties are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40.

  This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1st July, 2004 has increased by HK$11,520,049,000 (2003: HK$7,876,093,000) to include all of the Group's previous property revaluation reserve relating to investment properties. In addition, the Group's profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$7,327,127,000 (2004: HK$3,643,956,000). There is no impact on the Group's net assets as at the years end as a result of the adoption of this new policy.

- land held for development for investment or an undetermined future purpose is recognised as "investment property" and movements in the fair value of these properties are now recognised directly in the profit and loss account as they arise in accordance with the fair value model in HKAS 40.

  This change was adopted by reducing the opening balance of retained profits as of 1st July, 2004 by HK$937,193,000. In addition, the Group's profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$434,164,000. Comparative amounts have not been restated as permitted under the transitional provisions of HKAS 40.

(ii) Measurement of deferred tax on movements in fair value

In prior years, the Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the Group's investment properties located in Hong Kong, no deferred tax was provided in prior years.

As from 1st July, 2004, in accordance with HK(SIC) Int 21, the Group recognises deferred tax on movements in the value of an investment property using tax rate that is applicable to the property's use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1st July, 2004 has reduced by HK$2,723,329,000 (2003: HK$2,190,384,000) and deferred tax liabilities has increased by HK$2,475,365,000 (2003: HK$2,054,574,000). In addition, the Group's taxation expense and profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$1,352,785,000 (2004: HK$603,355,000) and decreased by HK$1,214,876,000 (2004: HK$532,945,000) respectively.

Regarding the land held for development for investment, this change in accounting policy was adopted by reducing the opening balance of retained profits as of 1st July, 2004 by HK$34,980,000 and increased deferred tax liabilities by the same amount. In addition, the Group's taxation expense and profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$72,564,000 and decreased by HK$67,677,000 respectively.

(b) Infrastructure facilities (HK Interpretation 1, "The appropriate accounting policies for infrastructure facilities" ("HK Int 1"))

In prior years, amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of calculation whereby annual amortisation and depreciation amounts compounded at a fixed rate per annum will be equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

Following the adoption of HK Int 1 as from 1st July, 2004, the Group adopted a new policy for amortisation and depreciation of infrastructure facilities, such that the amortisation of toll highway operation rights and depreciation of bridges of the Group are provided on a straight line basis.

The new accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1st July, 2004 has reduced by HK$29,201,000 (2003: HK$32,477,000) and the balances of the Group's other fixed assets, minority interests and deferred tax liabilities at 30th June, 2004 have decreased by HK$100,846,000, HK$48,562,000 and HK$23,083,000 respectively. In addition, the Group's profit attributable to shareholders for the year ended 30th June, 2005 has decreased by HK$5,790,000 (2004: increased by HK$3,276,000).

2 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the year are as follows:

Business segments:

Property development	-	development and sale of properties
Property leasing	-	leasing of properties
Finance	-	provision of financing
Building construction	-	construction of building works
Infrastructure	-	investment in infrastructure projects
Hotel operation	-	hotel operations and management
Department store operation	-	department store operations and management
Others	-	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the year ended 30th June, 2005

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	1,884,793	2,096,940	90,151	639,608	235,524	120,309	134,348	631,588	—	5,833,261
Other revenue (excluding bank interest income)	237	4,274	2,217	37,691	1,907	117	1,244	41,807	—	89,494
External revenue	1,885,030	2,101,214	92,368	677,299	237,431	120,426	135,592	673,395	—	5,922,755
Inter-segment revenue	—	198,261	1,336	377,439	—	—	3	31,428	(608,467)	—
Total revenue	1,885,030	2,299,475	93,704	1,054,738	237,431	120,426	135,595	704,823	(608,467)	5,922,755
Segment results	444,328	1,406,589	90,248	92,045	152,056	4,662	7,755	89,951		2,287,634
Inter-segment transactions	10,660	(87,434)	(1,335)	(25,408)	—	49,848	16,706	17,867		(19,096)
Contribution from operations	454,988	1,319,155	88,913	66,637	152,056	54,510	24,461	107,818		2,268,538
Provision on property projects	(227,903)	—	—	—	—	—	—	—		(227,903)
Bank interest income										46,024
Unallocated operating expenses net of income										(322,825)
Profit from operations										1,763,834
Increase in fair value of investment properties	188,960	6,564,911	—	—	—	—	—	—		6,753,871
Finance costs										(209,458)
Non-operating income										395,495
										8,703,742
Share of profits less losses of associates										3,315,331
Share of profits less losses of jointly controlled entities	1,299,012	1,385,584	12,019	8,276	—	—	—	8,450		2,713,341
Income tax										(2,401,342)
Minority interests										(1,477,551)
Profit attributable to shareholders										10,853,521

For the year ended 30th June, 2004 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332	—	6,727,118
Other revenue (excluding bank interest income)	10	3,159	5,463	1,550	3,363	24	799	52,580	—	66,948
External revenue	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912	—	6,794,066
Inter-segment revenue	—	196,686	2,296	438,976	—	1,704	—	36,796	(676,458)	—
Total revenue	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
Segment results	272,317	1,294,692	78,432	73,901	150,387	2,607	4,611	64,851		1,941,798
Inter-segment transactions	38,840	(90,859)	(2,285)	(39,096)	—	42,709	17,540	25,953		(7,198)
Contribution from operations	311,157	1,203,833	76,147	34,805	150,387	45,316	22,151	90,804		1,934,600
Provision on property projects	(27,633)	—	—	—	—	—	—	—		(27,633)
Provision on property projects written back	788,490	—	—	—	—	—	—	—		788,490
Bank interest income										12,570
Unallocated operating expenses net of income										(263,208)
Profit from operations										2,444,819
Increase in fair value of investment properties	—	3,064,202	—	—	—	—	—	—		3,064,202
Finance costs										(110,846)
Non-operating income										9,040
										5,407,215
Share of profits less losses of associates										1,786,762
Share of profits less losses of jointly controlled entities	66,568	890,812	8,003	(12,252)	—	—	—	20,988		974,119
Income tax										(1,118,884)
Minority interests										(875,869)
Profit attributable to shareholders										6,173,343

Geographical segments:

For the year ended 30th June, 2005

	Hong Kong HK$'000	People's Republic of China HK$'000	Consolidated HK$'000
Turnover	5,521,612	311,649	5,833,261
Other revenue (excluding bank interest income)	76,934	12,560	89,494
External revenue	5,598,546	324,209	5,922,755
For the year ended 30th June, 2004			
Turnover	6,364,676	362,442	6,727,118
Other revenue (excluding bank interest income)	60,120	6,828	66,948
External revenue	6,424,796	369,270	6,794,066

3 OTHER REVENUE AND OTHER NET INCOME

	For the year ended 30th June	
	2005	2004 restated
	HK$'000	HK$'000
Other revenue:		
Interest income	70,535	39,758
Others	64,983	39,760
	135,518	79,518
Other net income:		
Profit / (loss) on disposal of other fixed assets	7,720	(30,934)
Profit on disposal of toll bridges	—	104,332
Profit on disposal of investments in securities	—	61,911
Others	(1,270)	23,185
	6,450	158,494

4 OTHER OPERATING (EXPENSES) / INCOME

	For the year ended 30th June	
	2005 HK$'000	2004 HK$'000
Provision on property projects	(227,903)	(27,633)
Provision on property projects written back	—	788,490
Bad debts written off	(24,737)	(109,861)
Others	(77,559)	(110,902)
	(330,199)	540,094

5 NON-OPERATING INCOME

	For the year ended 30th June	
	2005	2004 restated
	HK$'000	HK$'000
Premium on redemption of guaranteed convertible notes	444,904	—
Surplus on revaluation of investments in securities	25,072	48,901
(Impairment loss) / reversal of impairment loss in value of investment securities	(10,865)	119
Amortisation of goodwill	(63,933)	(31,075)
Loss on disposal of interest in subsidiaries	—	(6,396)
Impairment loss on positive goodwill	—	(4,000)
Impairment loss on other fixed assets	—	(435)
Others	317	1,926
	395,495	9,040

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging / (crediting):

(a) Finance costs:

	For the year ended 30th June	
	2005	2004
	HK$'000	HK$'000
Interest on borrowings	287,448	249,121
Finance charges on obligations under finance leases	14	4
Other borrowing costs	115,227	56,864
	402,689	305,989
Less: Amount capitalised*		
— interest	(174,579)	(162,618)
— other borrowing costs	(18,652)	(32,525)
	209,458	110,846

* Borrowing costs have been capitalised at rates ranging from 1.75% to 2.04% (2004: from 1.68% to 1.74%) per annum.

(b) Items other than those separately disclosed in notes 2 to 6(a):

	For the year ended 30th June	
	2005	2004 restated
	HK$'000	HK$'000
Amortisation and depreciation	125,633	113,232
Less: Amount capitalised	(58)	(443)
	125,575	112,789
Staff costs	854,703	756,373
Less: Amount capitalised	(30,480)	(20,521)
	824,223	735,852
Cost of sales		
— completed properties for sale	1,210,377	2,237,049
— inventories	136,817	149,616
Dividends from investments in securities		
— listed	(5,436)	(11,032)
— unlisted	(29,966)	(39,848)

7 INCOME TAX

Income tax in the consolidated profit and loss account represents:

	For the year ended 30th June	
	2005	2004 restated
	HK$'000	HK$'000
Current tax — Provision for Hong Kong Profits Tax		
Provision for the year	262,848	193,797
(Over) / under-provision in respect of prior years	(8,272)	979
	254,576	194,776
Current tax — Outside Hong Kong		
Provision for the year	28,511	26,492
Under / (over)-provision in respect of prior years	4,650	(162)
	33,161	26,330
Deferred tax	1,077,237	410,467
Share of associates' taxation	573,773	324,357
Share of jointly controlled entities' taxation	462,595	162,954
	2,401,342	1,118,884

Provision for Hong Kong Profits Tax has been made at 17.5% on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

8 DIVIDENDS

	For the year ended 30th June	
	2005	2004
	HK$'000	HK$'000
Interim dividend declared and paid of HK$0.40 per share (2004: HK$0.35 per share)	**725,832**	635,103
Final dividend proposed after the balance sheet date of HK$0.60 per share (2004: HK$0.55 per share)	**1,088,748**	998,019
	1,814,580	1,633,122

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$10,853,521,000 (2004 (restated): HK$6,173,343,000) and on 1,814,580,000 ordinary shares (2004: weighted average number of 1,786,544,918 ordinary shares) in issue during the year. Diluted earnings per share for the year is not presented because the existence of outstanding guaranteed convertible notes during the years ended 30th June, 2004 and 2005 has an anti-dilutive effect on the calculation of diluted earnings per share.

10 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows:

	At 30th June, 2005	At 30th June, 2004
	HK$'000	HK$'000
Under 1 month overdue	**476,590**	228,492
More than 1 month overdue and up to 3 months overdue	**2,400**	4,225
More than 3 months overdue and up to 6 months overdue	**1,784**	3,190
More than 6 months overdue	**16,488**	21,973
	497,262	257,880

11 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 30th June, 2005 HK$'000	At 30th June, 2004 HK$'000
Under 1 month overdue	206,696	120,413
More than 1 month overdue and up to 3 months overdue	31,502	29,149
More than 3 months overdue and up to 6 months overdue	14,069	14,716
More than 6 months overdue	142,383	115,651
	394,650	279,929
Prepayments, deposits and other receivables	941,787	817,119
	1,336,437	1,097,048

12 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade creditors is as follows:

	At 30th June, 2005 HK$'000	At 30th June, 2004 HK$'000
Due within 1 month and on demand	353,405	453,807
Due after 1 month but within 3 months	121,949	139,579
Due after 3 months but within 6 months	40,607	37,539
Due after 6 months	591,243	441,568
	1,107,204	1,072,493
Other payables and accrued expenses	620,230	574,278
	1,727,434	1,646,771

13 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the changes in accounting policies for investment properties and infrastructure facilities, details of which are set out in note 1. In addition, certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.60 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005. The total distribution per share of HK$1.00 for the full year, including the interim dividend of HK$0.40 per share already paid, represents an increase of 11% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 7th December, 2005.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 30th November, 2005 to Monday, 5th December, 2005, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 29th November, 2005.

FINANCIAL REVIEW

Management Discussion and Analysis

The following comments should be read in conjunction with the Audited Statement of Accounts of Henderson Land Development Company Limited and the related notes on the accounts.

Review of Results

During the financial year ended 30th June, 2005, the Group's turnover amounted to approximately HK$5,833 million (FY2004: HK$6,727 million), showing a decrease of 13% when compared to that recorded in the previous financial year. This was mainly attributed to a reduction in turnover from the Group's property development segment during the financial year under review. The Group's profit attributable to shareholders substantially increased by 76% and amounted to HK$10,854 million in the financial year under review (FY2004 restated: HK$6,173 million; previously stated as HK$3,059 million). As from the financial year under review, the Group has early adopted Hong Kong Accounting Standard 40 "Investment Property " ("HKAS 40"), HK (SIC) Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" ("HK (SIC) Int 21") and HK Interpretation 1 "The appropriate accounting policies for infrastructure facilities" ("HK Int 1"), which all had their respective effects on the annual results of the Group and also led to the above-mentioned restatement of profit for the previous financial year.

Turnover of the Group's property development segment amounted to approximately HK$1,885 million in the financial year under review (FY2004: HK$2,837 million), representing a decrease of 34% when compared to that recorded in the previous financial year. This decrease in turnover was recorded notwithstanding completion of more development properties of the Group in attributable footage terms during the financial year under review

due to a change in marketing policy whereby certain projects of the Group were promoted for sale only after completion of the relevant development properties. This business segment recorded a profit contribution of HK$455 million during the financial year under review as a result (FY2004: HK$311 million).

As at the end of 30th June, 2005, the Group made provisions in respect of certain property projects in the aggregate amount of approximately HK$228 million (FY2004: HK$28 million) that mainly included provisions for a project site under development whereas no provision which had previously been made on property projects was written back during the financial year under review (FY2004: HK$788 million provisions written back).

In the financial year under review, property leasing revenue amounted to approximately HK$2,299 million (FY2004: HK$2,217 million). Profit contribution from operation relating to property leasing amounted to approximately HK$1,319 million in the financial year under review (FY2004: HK$1,204 million). In respect of the core investment property portfolio of the Group in Hong Kong, its positioning strategy to accumulate rental retail shopping centres developments situate in the center of new towns and located right at the transportation nodes has contributed to provide relatively stable recurrent income.

Due to the adoption of HKAS 40, the Group recorded an amount of HK$6,754 million in respect of increase in fair value of investment properties in the financial year under review (FY2004 restated: HK$3,064 million).

Profit from the finance services of the Group that was mainly related to the housing mortgage loan business extended to end-buyers of the Group's development properties amounted to approximately HK$89 million for the financial year under review (FY2004: HK$76 million).

Building construction activities of the Group, which are mainly catered to the developments participated by the Group, recorded profit contribution of approximately HK$67 million (FY2004: HK$35 million) in the financial year under review due to completion of contracted works at below budgeted costs and income arising from management fee in respect of a joint venture property project of the Group.

The Group's segmental result from its investment in infrastructure projects in Mainland China that is mainly operated through the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$152 million (FY2004 restated: HK$150 million; previously stated as HK$172 million).

During the financial year under review, improved sentiment in the tourism industry and restored consumer confidence benefited the Group's business operations that are related to the tourist industry and retailing business. The Group's hotel operations registered an increase of 22% in profit to approximately HK$55 million during the financial year under review (FY2004: HK$45 million). The Group's department store business also recorded an increase of 9% in profit to approximately HK$24 million during the financial year under review (FY2004: HK$22 million).

The segment of other business activities of the Group made a total profit contribution of approximately HK$108 million (FY2004 restated: HK$91 million; previously stated as HK$107 million) in the financial year under review.

Share of profits less losses of associates of the Group amounted to approximately HK$3,315 million (FY2004 restated: HK$1,787 million; previously stated as HK$1,591 million). Such share of profits less losses figures include HK$664 million increase in fair value of investment properties (FY2004 restated: HK$196 million) as a result of the adoption of HKAS 40 by the associates of the Group. In particular, the Group's share of profits from the three listed associates amounted to approximately HK$2,666 million (FY2004 restated: HK$1,759 million; previously stated as HK$1,607 million). Such share of profits less losses figures include an amount of HK$518 million representing increase in fair value of investment properties (FY2004 restated: HK$152 million) as a result of the adoption of HKAS 40 by the three listed associates. Further, share of profits less losses of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities substantially increased by 179% to approximately HK$2,713 million (FY2004 restated: HK$974 million; previously stated as HK$144 million). The increase of such share of profits less losses figures was partly due to substantial attributable share of profits arising from the sale of part of the Grand Promenade project. Moreover, the figures include an amount of HK$1,246 million representing attributable share of increase in fair value of investment properties being mainly Two International Finance Centre as a result of the adoption of HKAS 40 (FY2004 restated: HK$830 million).

During the financial year under review, the Group also recorded premium on redemption of Guaranteed Convertible Notes for an amount of HK$445 million in the financial year under review (FY2004: nil).

Further, adoption of HK (SIC) Int 21 and HK Int 1 in the financial year under review has brought about the effect of a decrease to the extent of HK$1,283 million (FY2004 restated: a decrease of HK$533 million) and also a decrease of HK$6 million (FY2004 restated: an increase of HK$3 million) respectively to profit attributable to shareholders.

Liquidity, Financial Resources and Capital Structure

As of 30th June, 2005, the aggregate amount of the Group's outstanding bank borrowings and outstanding payment obligations of the Guaranteed Convertible Notes amounted to HK$16,200 million (FY2004: HK$10,999 million). The Group's total net bank borrowings together with outstanding amount in Guaranteed Convertible Notes, after deducting approximately HK$4,356 million in deposits and cash holdings, amounted to approximately HK$11,845 million as at the end of the financial year under review (FY2004: HK$7,196 million). Except for a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured and with the vast majority being

obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years respectively are presented below together with the Guaranteed Convertible Notes:

	As at 30th June 2005 HK$'000	As at 30th June 2004 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**3,097,364**	1,249,053
After 1 year but within 2 years	**4,920,139**	2,808,744
After 2 years but within 5 years	**6,744,260**	1,191,381
After 5 years	**1,250,000**	—
Guaranteed Convertible Notes	**188,700**	5,750,000
Total Bank Loans and Borrowings and Guaranteed Convertible Notes	**16,200,463**	10,999,178
Less: Cash At Bank and In Hand	**(4,355,663)**	(3,803,055)
Total Net Bank Borrowings and Guaranteed Convertible Notes	**11,844,800**	7,196,123

As of 30th June, 2005, shareholders' funds of the Group amounted to approximately HK$66,699 million, representing an increase of 14% (FY2004 restated: HK$58,484 million; previously stated as HK$61,236 million) recorded at the end of the previous financial year. The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains at a low level. With abundant committed banking facilities in place, and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

As at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings and Guaranteed Convertible Notes as a ratio of the Group's shareholders' funds amounted to 17.8% (FY2004 restated: 12.3%; previously stated as 11.8%). The Group's profit from operations of HK$1,764 million, when added to an aggregate amount of HK$6,029 million representing the Group's share of profits less losses of associates as well as jointly controlled entities, covered the interest expense before capitalization of HK$287 million (FY2004: HK$249 million) by 27.1 times (FY2004 restated: 20.9 times). The Group's finance costs which was arrived after interest capitalization was recorded at approximately HK$209 million for the financial year under review (FY2004: HK$111 million).

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international

banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate borrowings or entering into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings. Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's business activities in Mainland China that are conducted through its subsidiaries, a portion of the borrowings was denominated in Renminbi during the financial year under review. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement during the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans of Material Investments or Capital Assets

As at 30th June, 2005, capital commitments of the Group amounted to HK$7,189 million (FY2004: HK$7,562 million). Due to land-use conversion approved during the financial year under review in respect of certain property sites that were originally designated as industrial/office developments into hotel development sites, the future development expenditure will be increased once decisions have been made to proceed with such hotel development. As at the end of the financial year under review, outstanding commitments of the Group that were mainly made up of the Group's obligations contracted for acquisition of property and future property development expenditures as well as for funding the Group's subsidiaries and associates established outside Hong Kong amounted to HK$638 million (FY2004: HK$92 million) and HK$1,691 million (FY2004: HK$1,764 million) respectively. The future development expenditure and related costs approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$4,860 million (FY2004: HK$5,706 million).

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$2,560 million as at 30th June, 2005 (FY2004: HK$2,718 million). In support of the banking facilities extended to the Group's treasury subsidiaries and certain operating subsidiaries, the Company has provided guarantees to commercial banks and as at the end of the financial year under review, the Company's contingent liabilities relating to the utilized amount of such banking facilities amounted to HK$15,470 million (FY2004: HK$4,499 million). Further, in support of banking facilities extended to an associate and a jointly controlled entity of the Group for funding property developments which mainly relate to the International Finance Centre project, the Company has also given guarantees amounting to HK$2,241 million as at the end of the financial year under review (FY2004: HK$2,322 million).

Employees

As at 30th June, 2005, the Group had about 6,500 (FY2004: 6,400) full-time employees. The remuneration of employees was in line with the market trend and commensurable to the level

of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employees' costs amounted to HK$855 million for the year ended 30th June, 2005 (FY2004: HK$756 million).

OTHER INFORMATION

Subsequent Events

As disclosed in the joint announcement made by the Company and Henderson China Holdings Limited ("Henderson China") dated 12th August, 2005, the privatisation of Henderson China by the Company by way of a scheme of arrangement involving the cancellation and extinguishment of scheme shares in Henderson China at the cancellation price of HK$8.00 per share became effective on 12th August, 2005 (Bermuda time). Henderson China (a 65.32% owned subsidiary of the Company prior to its privatisation) has now become a wholly-owned subsidiary of the Company and the listing of the shares in Henderson China on The Stock Exchange of Hong Kong Limited was withdrawn on 15th August, 2005. The aggregate amount for the cancellation price paid by the Company was approximately HK$1,381 million.

The Company's subsidiary, Henderson Investment Limited ("Henderson Investment") has a 66.67% equity interest in Henderson Cyber Limited ("Henderson Cyber"). Henderson Cyber has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2000. The Company, Henderson Investment, The Hong Kong and China Gas Company Limited ("China Gas") and Henderson Cyber issued a joint announcement on 16th August, 2005 regarding a proposed privatisation of Henderson Cyber by Henderson Investment and China Gas involving the cancellation and extinguishment of shares (other than those indirectly held by Henderson Investment and China Gas) in Henderson Cyber at the cancellation price of HK$0.42 in cash per share. The aggregate amount of cancellation price payable by Henderson Investment will be approximately HK$252.53 million. If the proposed privatisation becomes effective, Henderson Investment's indirect equity interest in Henderson Cyber will be increased to approximately 78.69%.

Purchase, Sale or Redemption of the Company's Listed Securities

Henson International Finance Limited ("Henson"), a wholly-owned subsidiary of the Company, effected by private arrangement, the redemption of the 1% guaranteed convertible notes due 2006 convertible into ordinary shares of the Company at a conversion price of HK$48.96 per share (subject to adjustment) ("Convertible Notes"), on 14th February, 2005 at the option of holders of the Convertible Notes in the aggregate principal amount of HK$5,561,300,000 at 92% of their principal amount in accordance with the terms and conditions of the Convertible Notes, out of the aggregate principal amount of HK$5,750,000,000 which were issued by Henson in February 2004. As at 30th June, 2005, the principal amount of the remaining Convertible Notes after the redemption was HK$188,700,000. The remaining Convertible Notes will be redeemed on 9th February, 2006, the maturity date, at 82% of their principal amount together with accrued interest, unless previously redeemed, converted or purchased and cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in September 2005 and reviewed the systems of internal control and compliance and the annual report for the year ended 30th June, 2005.

Corporate Governance

The Company had complied with the Code of Best Practice, as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force until 1st January, 2005, except that Non-executive Directors of the Company were not appointed for a specific term but were subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) was fixed for a specific term until 31st December, 2007.

As the Code of Best Practice set out in Appendix 14 to the Listing Rules was replaced by Code on Corporate Governance Practices (the "CGP Code") which subject to transitional arrangements became effective on 1st January, 2005, the Company has taken actions to comply with the code provisions of the CGP Code. The Company considers that it has complied with the code provisions of the CGP Code, except that the roles of the chairman and the chief executive officer of the Company have not been separate under code provision A.2.1 of CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 28th September, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.